SEC FILE NUMBER
001-14962
CUSIP NUMBER
17273K109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CIRCOR International, Inc.
Full name of Registrant

N/A
Former name if Applicable

30 Corporate Drive, Suite 200
Address of Principal Executive Office (Street and number)

Burlington, Massachusetts 01803-4238
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CIRCOR International, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) within the prescribed time period because the Company requires additional time to address the impacts of the items described below. As a result of the additional time required by the Company, the Company’s independent registered accounting firm, PricewaterhouseCoopers, has not completed its audit of the Company’s financial statements and internal control over financial reporting as of December 31, 2019.

The Company has identified material weaknesses in its internal control over financial reporting and needs additional time to evaluate the impact. The Company is also conducting an independent investigation into certain accounting and financial reporting matters at one of its domestic business units that has been classified as discontinued operations in order to determine if there are any matters which could have a material impact on its financial results for discontinued operations, as well as evaluating the impact of a recent cyber incident that affected three of the Company’s twenty-five manufacturing facilities. Until such time as the Company completes its financial reporting process, independent investigation and cyber incident review, its independent registered accounting firm cannot complete its audit of the Company’s financial statements and internal control over financial reporting as of December 31, 2019.

Based on the reviews and analyses to date, the Company does not expect adjustments to the preliminary financial results it announced on March 2, 2020. The Company is working diligently to finalize its financial reporting process and will file its Form 10-K as expediently as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory Bowen, SVP Finance and Corporate Controller	(781)	270-3909
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 2, 2020, the Company announced preliminary financial results for the year ended December 31, 2019 and included a copy of such announcement in the Company’s current report on Form 8-K, furnished to the Securities and Exchange Commission. Information about the Company’s financial results for the year ended December 31, 2019 compared to the year ended December 31, 2018 is included in such announcement.

Forward-looking statements

The Company may from time to time, including in this Form 12b-25, make certain statements that are “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 (the “Act”). The words “may,” “hope,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. We believe that it is important to communicate our future expectations to our stockholders, and we, therefore, make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control and our actual results may differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements, including statements about the preliminary financial results we announced on March 2, 2020, involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, adjustments identified by the Company or its auditors in the course of completing the year-end audit, changes in the price of and demand for oil and gas in both domestic and international markets, our ability to successfully integrate acquired businesses, as contemplated, our ability to successfully implement our divestiture, restructuring or simplification strategies, the possibility that expected benefits related to the Fluid Handling acquisition may not materialize as expected, any adverse changes in governmental policies, variability of raw material and component pricing, changes in our suppliers’ performance, fluctuations in foreign currency exchange rates, changes in tariffs or other taxes related to doing business internationally, our ability to hire and retain key personnel, our ability to operate our manufacturing facilities at efficient levels including our ability to prevent cost overruns and reduce costs, our ability to generate increased cash by reducing our working capital, our prevention of the accumulation of excess inventory, our ability to successfully implement our restructuring or simplification strategies, fluctuations in interest rates, our ability to successfully defend product liability actions, any actions of stockholders or others in response to the expiration of the recent unsolicited tender offer and the cost and disruption of responding to those actions, as well as the uncertainty associated with the current worldwide economic conditions and the continuing impact on economic and financial conditions in the United States and around the world, including as a result of health pandemics, natural disasters, terrorist attacks, current Middle Eastern conflicts and related matters. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CIRCOR International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2020	By	/s/ Chadi Chahine
		Name:	Chadi Chahine
		Title:	Senior Vice President and Chief Finance Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).